UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Entasis Therapeutics Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293614 103

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293614 103

1.	Name of Reporting Persons. Frazier Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,349,953 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,349,953 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,349,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 13,074,286 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 26, 2018.

CUSIP No. 293614 103

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,349,953 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,349,953 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,349,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 13,074,286 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 26, 2018.

CUSIP No. 293614 103

1.	Name of Reporting Persons. FHM Life Sciences VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,349,953 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,349,953 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,349,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 13,074,286 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 26, 2018.

CUSIP No. 293614 103

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,349,953 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,349,953 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,349,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 13,074,286 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 26, 2018.

CUSIP No. 293614 103

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,349,953 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,349,953 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,953 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,349,953 shares of Common Stock held directly by Frazier Life Sciences VIII, L.P. FHM Life Sciences VIII, L.P. is the general partner of Frazier Life Sciences VIII, L.P. and FHM Life Sciences VIII, L.L.C. is the general partner of FHM Life Sciences VIII, L.P. James N. Topper and Patrick J. Heron are the sole members of FHM Life Sciences VIII, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences VIII, L.P.

(2)

Based on 13,074,286 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 26, 2018.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Entasis Therapeutics Holdings Inc. (the “Issuer”), having its principal executive office at 35 Gatehouse Drive, Waltham, MA 02451.

Item 2.	Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences VIII, L.P. (“FLS-VIII”)

FHM Life Sciences VIII, L.P. (“FHM LS VIII LP”)

FHM Life Sciences VIII, L.L.C. (“FHM LS VIII LLC”)

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(c)

FLS-VIII is a venture capital fund concentrating in healthcare and related fields. The sole business of FHM LS VIII LP is to serve as general partner of FLS-VIII. The sole business of FHM LS VIII LLC is to serve as general partner of FHM LS VIII LP. The principal business of Topper and Heron is to manage FLS-VIII, FHM LS VIII LP, FHM LS VIII LLC and a number of affiliated partnerships with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Entities:	FLS-VIII	–	Delaware, U.S.A.
	FHM LS VIII LP		Delaware, U.S.A.
	FHM LS VIII LLC	–	Delaware, U.S.A.

Individuals:	Topper	–	United States Citizen
	Heron	–	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), FLS-VIII purchased from the Issuer in a series of private transactions, 7,000,000 shares of Series B Convertible Preferred Stock (“Series B Stock”), 5,212,833 shares of Series B-1 Tranche A Convertible Preferred Stock (“Tranche A Stock”) and 6,651,574

shares of Series B-1 Tranche B Convertible Preferred Stock (“Tranche B Stock” and together with the Series B Stock, Tranche A Stock, the “Preferred Stock”) for an aggregate purchase price of $14,000,000. At the time of the IPO, FLS-VIII purchased 375,887 shares of Common Stock of the Issuer at the IPO price of $15.00 per share. Immediately closing of the IPO, the shares of Series B Stock, Tranche A Stock and Tranche B Stock held by FLS-VIII automatically converted into shares of Common Stock of the Issuer on a 20.728-to-1 basis and an additional 63,974 shares of Common Stock were also issued to FLS-VIII as payment of the accrued dividends through September 27, 2018 on the Preferred Stock that was converted, resulting in FLS-VIII holding 1,349,953 shares of Common Stock at such time. FLS-VIII holds 1,349,953 shares of Common Stock of the Issuer as of the date of this filing (the “Frazier Shares”).

The working capital of FLS-VIII was the source of the funds for the purchase of the Frazier Shares. No part of the purchase price of the Frazier Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Frazier Shares.

Item 4.	Purpose of Transaction

FLS-VIII acquired the Frazier Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS-VIII and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

FLS-VIII is the record owner of the Frazier Shares. As the sole general partner of FLS-VIII, FHM LS VIII, L.P. may be deemed to beneficially own the Frazier Shares. As the sole general partner of FHM LS VIII, L.P., FHM LS VIII LLC may be deemed to beneficially own the Frazier Shares. As individual members of FHM LS VIII LLC, each of the Topper and Heron may be deemed to beneficially own the Frazier Shares. Each Reporting Person disclaims beneficial ownership of all Frazier Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 13,074,286 shares of Common Stock that were anticipated to be outstanding following the Issuer’s initial public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 26, 2018.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Frazier Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lockup Agreements

In connection with the IPO, FLS-VIII and Mr. Topper, along with all of the Issuer’s other directors, executive officers and stockholders agreed with the underwriters for the offering, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of Common Stock, whether any such aforementioned transaction is to be settled by delivery of the shares of Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement during the period from the date of the lock-up agreements continuing through March 24, 2019, except with the prior written consent of Credit Suisse Securities (USA) LLC and BMO Capital Markets Corp.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A –	Agreement regarding filing of joint Schedule 13D.

Exhibit B –	Form of Lock-up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on September 18, 2018).

Exhibit Index

Exhibit A –	Agreement regarding filing of joint Schedule 13D.

Exhibit B –	Form of Lock-up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on September 18, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2018	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 5, 2018	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 5, 2018	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 5, 2018	By:	*
James Topper

Date: October 5, 2018	By:	*
Patrick J. Heron

Date: October 5, 2018	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.

EXHIBIT A

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Entasis Therapeutics Holdings Inc.

Date: October 5, 2018	FRAZIER LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.P., its general partner
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 5, 2018	FHM LIFE SCIENCES VIII, L.P.
By FHM Life Sciences VIII, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 5, 2018	FHM LIFE SCIENCES VIII, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: October 5, 2018	By:	*
James Topper

Date: October 5, 2018	By:	*
Patrick J. Heron

Date: October 5, 2018	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.